


10015996

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
15 Queen's Road Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

BY DHL

28 June 2010

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


RECEIVED
JUL - 1 2010

Ladies and Gentlemen

SUPPL

Re : e-Kong Group Limited – SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)

We, e-Kong Group Limited (the "Company"), hereby submit the documents listed as per the attached summary, in duplicate, to the Commission in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act"), pursuant to Rule 12g3-2(b) of the Act.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Act.

We would appreciate your acknowledging receipt of this letter and enclosures by stamping the enclosed copy of this letter and returning it to us by fax on (852) 2801 7238.

Should you have any questions concerning the foregoing, please contact the undersigned on (852) 3101 3042.

Yours sincerely
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Legal Counsel
Encls.

7/14

US SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)
as at 28 June 2010

SUMMARY

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED
pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

The Companies Ordinance, Chapter 32 of the Laws of Hong Kong ("Hong Kong Companies Ordinance")
Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")
Companies Registry, Hong Kong Government ("Hong Kong Companies Registry")
The Stock Exchange of Hong Kong Limited ("SEHK")
The Securities and Futures Commission ("SFC")
The Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong ("SFO")
The Companies Act 1981 of Bermuda (the "Bermuda Companies Act")

	Document	**Date**	**Entity**
1.	Monthly Return on Movement of Listed Equity Securities (Form I) for the months from April 2010 to June 2010	May 2010 – July 2010	SEHK (pursuant to Listing Rules)
2.	Form 1 – Individual Substantial Shareholder Notice re Ms. Jennifer Wes Saran's interests in shares of the Company	25 March 2010	SFO
3.	Form 2 – Corporate Substantial Shareholder Notice re Ganado Investments Corporation Ltd's interests in shares of the Company	25 March 2010	SFO
4.	Form 3A – Director's/Chief Executive's Notice re Mr. Richard John Siemens's interests in shares of the Company	13~16 April 2010 19~22 April 2010 26~30 April 2010 3 May 2010 6 May 2010 10~11 May 2010 17~20 May 2010 25~27 May 2010 8~10 June 2010 14~15 June 2010 18 June 2010 21 June 2010 23 June 2010	SFO
5.	Announcement – Poll Results of the Annual General Meeting held on 20 May 2010	20 May 2010	SEHK (pursuant to Listing Rules)

For Main Board and GEM listed issuers


HKEx
香港交易所


SEC MAIL
RECEIVED
JUL - 1 2010
WASH. DC
193
SECTION

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 30/04/2010

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: e-KONG Group Limited
Date Submitted: 03/05/2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 524 Description : Ordinary Shares

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	12,000,000,000	HKD0.01	HKD120,000,000
Increase/(decrease)	--		--
Balance at close of the month	12,000,000,000	HKD0.01	HKD120,000,000

(2) Stock code : -- Description : --

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

2. Preference Shares

Stock code : -- Description : --

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

3. Other Classes of Shares

Stock code : -- Description : --

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

Total authorised share capital at the end of the month *(State currency)* : HKD120,000,000

For Main Board and GEM listed issuers

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	522,894,200	--	--	--
Increase/ (decrease) during the month	--	--	--	--
Balance at close of the month	522,894,200	--	--	--

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /) shares *(Note 1)*	--	--	--	--	--	--
2.-- (/ /) shares *(Note 1)*	--	--	--	--	--	--
3.-- (/ /) shares *(Note 1)*	--	--	--	--	--	--
				Total A. (Ordinary shares)	--	
				(Preference shares)	--	
				(Other class)	--	

Total funds raised during the month from exercise of options (State currency) --

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares) --
(Preference shares) --
(Other class) --

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total C. (Ordinary shares) --

(Preference shares) --

(Other class) --

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /) shares *(Note 1)*	--	--
2. -- (/ /) shares *(Note 1)*	--	--
3. -- (/ /) shares *(Note 1)*	--	--
Total D. (Ordinary shares)	--	
(Preference shares)	--	
(Other class)	--	

For Main Board and GEM listed issuers

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
4. Bonus issue		Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)* N/A Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)* N/A Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)*	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)		
10. Other (Please specify)	At price : State currency ______	Class of shares issuable *(Note 1)*	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)		
		Total E.	(Ordinary shares)	--	
			(Preference shares)	--	
			(Other class)	--	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	--
	(2)	--
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		--
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		--

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by : Lau Wai Ming Raymond

Title : Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

For Main Board and GEM listed issuers




RECEIVED
JUL - 1 2010
SECTION

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 31/05/2010

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: e-KONG Group Limited

Date Submitted: 03/06/2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 524 Description : Ordinary Shares

	No. of ordinary shares	Par value (*State currency*)	Authorised share capital (*State currency*)
Balance at close of preceding month	12,000,000,000	HKD0.01	HKD120,000,000
Increase/(decrease)	--		--
Balance at close of the month	12,000,000,000	HKD0.01	HKD120,000,000

(2) Stock code : -- Description : --

	No. of ordinary shares	Par value (*State currency*)	Authorised share capital (*State currency*)
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

2. Preference Shares

Stock code : -- Description : --

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

3. Other Classes of Shares

Stock code : -- Description : --

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

Total authorised share capital at the end of the month *(State currency)* : HKD120,000,000

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	522,894,200	--	--	--
Increase/ (decrease) during the month	--	--	--	--
Balance at close of the month	522,894,200	--	--	--

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /) shares *(Note 1)*	--	--	--	--	--	--
2.-- (/ /) shares *(Note 1)*	--	--	--	--	--	--
3.-- (/ /) shares *(Note 1)*	--	--	--	--	--	--

Total A. (Ordinary shares) --
(Preference shares) --
(Other class) --

Total funds raised during the month from exercise of options (State currency) --

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /)	--	--	--	--	--	--
Stock code (if listed) ______						
Class of shares issuable *(Note 1)* ______						
Subscription price ______						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. -- (/ /)	--	--	--	--	--	--
Stock code (if listed) ______						
Class of shares issuable *(Note 1)* ______						
Subscription price ______						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. -- (/ /)	--	--	--	--	--	--
Stock code (if listed) ______						
Class of shares issuable *(Note 1)* ______						
Subscription price ______						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. -- (/ /)	--	--	--	--	--	--
Stock code (if listed) ______						
Class of shares issuable *(Note 1)* ______						
Subscription price ______						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares) --

(Preference shares) --

(Other class) --

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total C. (Ordinary shares) --

(Preference shares) --

(Other class) --

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /) shares *(Note 1)*	--	--
2. -- (/ /) shares *(Note 1)*	--	--
3. -- (/ /) shares *(Note 1)*	--	--
Total D. (Ordinary shares)	--	
(Preference shares)	--	
(Other class)	--	

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)*	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)*	N/A		
		Cancellation date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)*	N/A		
		Redemption date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)*	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1)	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)		
10. Other (Please specify)	At price : State currency	Class of shares issuable (Note 1)	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)		
		Total E.	(Ordinary shares)	--	
			(Preference shares)	--	
			(Other class)	--	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	--
	(2)	--
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		--
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		--

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by : Lau Wai Ming Raymond

Title : Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

Shareholding Disclosures

Disclosure of Interests


Explanatory Notes

FORM 1 - Individual Substantial Shareholder Notice

1. Name of listed corporation: e-Kong Group Ltd.
2. Stock code: 00524
3. Class of shares: Ordinary Shares
4. Number of issued shares in class: 522,894,200
5. Name of substantial shareholder (English) as printed on HKID/Passport: (Surname) Saran (Other names)Jennifer Wes


JUL - 1 2010

8. Name of substantial shareholder (Chinese):
9. Chinese Character Code:
12. Date of relevant event: 25/03/2010 (dd/mm/yyyy)
13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later):

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held: Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration code
Long position	117		205		HKD				

15. Total shares immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	75,017,661	14.35

16. Total shares immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	75,017,661	14.35

17. Capacity in which interests disclosed in Box 16 are held:

Code describing capacity	Number of shares	
201	Long position	341,200
205	Long position	74,676,461

18. Further information in respect of derivative interests:

Code describing derivatives	Number of shares
Nil	

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by substantial shareholder:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Ganado Investments Corporation Ltd.	46 Micoud Street, Castries, St. Lucia (Saint Lucia)	Jennifer Wes Saran	100	N	Long position	74,676,461
Future (Holdings) Limited	46 Micoud Street, Castries, St. Lucia (Saint Lucia)	Ganado Investments Corporation Ltd.	100	Y	Long position	74,676,461

21. Further information in relation to interests held by substantial shareholder jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 1: 15/04/2010 (dd/mm/yyyy)

26. Number of attachments:

Back

Shareholding Disclosures

Disclosure of Interests



FORM 2 - Corporate Substantial Shareholder Notice

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of substantial shareholder:	Ganado Investments Corporation Ltd.
6. Registered office:	46 Micoud Street, Castries, St. Lucia
7. Principal place of business in Hong Kong:	N/A
13. Exchange on which listed:	
14. Name of listed parent and exchange on which parent is listed:	
15. Date of relevant event:	25/03/2010 (dd/mm/yyyy)
16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later):	

17. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held: Before relevant event	Code describing capacity in which shares were/are held: After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration code
Long position	101		205		HKD				

18. Total shares immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	0	0.00

19. Total shares immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	74,676,461	14.28

20. Capacity in which interests disclosed in Box 19 are held:

Code describing capacity	Number of shares	
205	Long position	74,676,461

21. Further information in respect of derivative interests:

Code describing derivatives	Number of shares
Nil	

22. Further information in relation to interests of corporations controlled by substantial shareholder:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Future (Holdings) Limited	46 Micoud Street, Castries, St. Lucia (Saint Lucia)	Ganado Investments Corporation Ltd.	100	Y	Long position	74,676,461

23. Further information in relation to interests held by substantial shareholder jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

25. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act:

Names	Address	Relationship Code	%
Nil			

27. Date of filing this Form 2: 15/04/2010 (dd/mm/yyyy)

29. Number of attachments:

Back

Shareholding Disclosures

Disclosure of Interests


Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	13/04/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	30,000	HKD	0.5	0.497		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,120,200	22.59

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,150,200	22.60

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	18,150,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 15/04/2010 (dd/mm/yyyy)

26. Number of attachments: 0

Shareholding Disclosures

Disclosure of Interests


Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	14/04/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	10,000	HKD	0.5	0.5		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,150,200	22.60

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,160,200	22.60

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	18,160,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 16/04/2010 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests



FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	15/04/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held - Before relevant event	Code describing capacity in which shares were/are held - After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange - Highest price per share	On Exchange - Average price per share	Off Exchange - Average consideration per share	Off Exchange - Consideration code
Long position	121		205	40,000	HKD	0.52	0.5		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,160,200	22.60

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,200,200	22.60

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period - Begins	Exercise period - Ends	Consideration - if derivatives granted by listed corporation - Price for grant	Exercise price	Price on assignment	Number of shares
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	18,200,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 16/04/2010 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests


Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	16/04/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	10,000	HKD	0.51	0.51		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,200,200	22.60

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,210,200	22.61

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	18,210,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 19/04/2010 (dd/mm/yyyy)

26. Number of attachments:

Back

Shareholding Disclosures

Disclosure of Interests


Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	19/04/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	100,000	HKD	0.5	0.498		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,210,200	22.61

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,310,200	22.63

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	18,310,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 20/04/2010 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests


Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation: e-Kong Group Ltd.
2. Stock code: 00524
3. Class of shares: Ordinary Shares
4. Number of issued shares in class: 522,894,200
5. Name of director (English) as printed on HKID/Passport: (Surname) Siemens (Other names)Richard John
8. Name of director (Chinese): 衛斯文
9. Chinese Character Code: 589824482429
12. Date of relevant event: 20/04/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):


RECEIVED
JUL - 1 2010
193

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held: Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration code
Long position	121		205	100,000	HKD	0.5	0.5		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,310,200	22.63

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,410,200	22.65

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period: Begins	Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	18,410,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 21/04/2010 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests



Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	21/04/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held: Before relevant event	Code describing capacity in which shares were/are held: After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration code
Long position	121		205	50,000	HKD	0.52	0.508		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,410,200	22.65

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,460,200	22.65

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period: Begins	Exercise period: Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	18,460,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 22/04/2010 (dd/mm/yyyy)

26. Number of attachments:

Back

Shareholding Disclosures

Disclosure of Interests



FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	22/04/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	40,000	HKD	0.5	0.5		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,460,200	22.65

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,500,200	22.66

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	18,500,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 23/04/2010 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests


Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	26/04/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	20,000	HKD	0.53	0.53		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,500,200	22.66

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,520,200	22.67

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	18,520,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 27/04/2010 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests


Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation: e-Kong Group Ltd.
2. Stock code: 00524
3. Class of shares: Ordinary
4. Number of issued shares in class: 522,894,200
5. Name of director (English) as printed on HKID/Passport: (Surname) Siemens (Other names)Richard John


JUL - 1 2010

8. Name of director (Chinese): 衛斯文
9. Chinese Character Code: 589824482429
12. Date of relevant event: 27/04/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	80,000	HKD	0.5	0.5		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,520,200	22.67

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,600,200	22.68

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	18,600,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 28/04/2010 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes 

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	28/04/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	30,000	HKD	0.51	0.51		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,600,200	22.68

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,630,200	22.69

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	18,630,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 29/04/2010 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes 

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	29/04/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	20,000	HKD	0.52	0.52		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,630,200	22.69

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,650,200	22.69

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	18,650,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 30/04/2010 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes 

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	30/04/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	50,000	HKD	0.53	0.53		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,650,200	22.69

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,700,200	22.70

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	18,700,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 03/05/2010 (dd/mm/yyyy)

26. Number of attachments:

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes 

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	03/05/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	30,000	HKD	0.5	0.5		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,700,200	22.70

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,730,200	22.71

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	18,730,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 04/05/2010 (dd/mm/yyyy)

26. Number of attachments:

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes 

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	05/05/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	20,000	HKD	0.5	0.5		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,730,200	22.71

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,750,200	22.71

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	18,750,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 06/05/2010 (dd/mm/yyyy)

26. Number of attachments:

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes 

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation: e-Kong Group Ltd.
2. Stock code: 00524
3. Class of shares: Ordinary Shares
4. Number of issued shares in class: 522,894,200
5. Name of director (English) as printed on HKID/Passport: (Surname) Siemens (Other names)Richard John
8. Name of director (Chinese): 衛斯文
9. Chinese Character Code: 589824482429
12. Date of relevant event: 06/05/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	20,000	HKD	0.5	0.498		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,750,200	22.71

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,770,200	22.71

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	18,770,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 07/05/2010 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes 

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	10/05/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	20,000	HKD	0.49	0.49		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,770,200	22.71

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,790,200	22.72

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	18,790,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 11/05/2010 (dd/mm/yyyy)

26. Number of attachments:

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes 

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	11/05/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	10,000	HKD	0.5	0.5		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,790,200	22.72

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,800,200	22.72

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	18,800,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 12/05/2010 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes　Print Friendly

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	17/05/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held: Before relevant event	Code describing capacity: After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration code
Long position	121		205	20,000	HKD	0.49	0.49		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,800,200	22.72

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,820,200	22.72

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period: Begins	Exercise period: Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	18,820,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 18/05/2010 (dd/mm/yyyy)

26. Number of attachments: 0

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Shareholding Disclosures

Disclosure of Interests

Explanatory Notes   Print Friendly

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	18/05/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held: Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration code
Long position	121		205	40,000	HKD	0.48	0.48		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,820,200	22.72

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,860,200	22.73

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period: Begins	Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	18,860,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 19/05/2010 (dd/mm/yyyy)

26. Number of attachments: 0

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Shareholding Disclosures

Disclosure of Interests

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	19/05/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held: Before relevant event	Code describing capacity in which shares were/are held: After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration code
Long position	121		205	40,000	HKD	0.49	0.483		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,860,200	22.73

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,900,200	22.74

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period: Begins	Exercise period: Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	18,900,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 20/05/2010 (dd/mm/yyyy)

26. Number of attachments:

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Shareholding Disclosures

Disclosure of Interests

Explanatory Notes 

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	20/05/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	50,000	HKD	0.49	0.476		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,900,200	22.74

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,950,200	22.75

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	18,950,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 24/05/2010 (dd/mm/yyyy)

26. Number of attachments:

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Shareholding Disclosures

Disclosure of Interests

Explanatory Notes 

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	25/05/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held: Before relevant event	Code describing capacity in which shares were/are held: After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration code
Long position	121		205	40,000	HKD	0.48	0.478		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,950,200	22.75

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,990,200	22.76

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period: Begins	Exercise period: Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	18,990,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 26/05/2010 (dd/mm/yyyy)

26. Number of attachments:

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes 

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	26/05/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	10,000	HKD	0.48	0.48		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,990,200	22.76

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	119,000,200	22.76

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	19,000,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 27/05/2010 (dd/mm/yyyy)

26. Number of attachments:

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes 

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	27/05/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	20,000	HKD	0.475	0.475		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	119,000,200	22.76

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	119,020,200	22.76

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	19,020,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 28/05/2010 (dd/mm/yyyy)

26. Number of attachments:

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes 

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	08/06/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held: Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration code
Long position	121		205	20,000	HKD	0.475	0.473		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	119,020,200	22.76

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	119,040,200	22.77

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period: Begins	Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	19,040,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 09/06/2010 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests


Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	09/06/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	20,000	HKD	0.475	0.473		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	119,040,200	22.77

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	119,060,200	22.77

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	19,060,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 10/06/2010 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes 

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation: e-Kong Group Ltd.
2. Stock code: 00524
3. Class of shares: Ordinary Shares
4. Number of issued shares in class: 522,894,200
5. Name of director (English) as printed on HKID/Passport: (Surname) Siemens (Other names)Richard John
8. Name of director (Chinese): 衛斯文
9. Chinese Character Code: 589824482429
12. Date of relevant event: 10/06/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	40,000	HKD	0.475	0.468		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	119,060,200	22.77

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	119,100,200	22.78

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	19,100,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 11/06/2010 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes 

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	14/06/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	20,000	HKD	0.48	0.478		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	119,100,200	22.78

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	119,120,200	22.78

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	19,120,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 15/06/2010 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes 

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	15/06/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	20,000	HKD	0.48	0.48		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	119,120,200	22.78

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	119,140,200	22.78

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	19,140,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 17/06/2010 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes 

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	18/06/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	20,000	HKD	0.48	0.48		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	119,140,200	22.78

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	119,160,200	22.79

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	19,160,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 21/06/2010 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes 

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	21/06/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	10,000	HKD	0.485	0.485		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	119,160,200	22.79

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	119,170,200	22.79

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	19,170,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 22/06/2010 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes 

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation: e-Kong Group Ltd.
2. Stock code: 00524
3. Class of shares: Ordinary Shares
4. Number of issued shares in class: 522,894,200
5. Name of director (English) as printed on HKID/Passport: (Surname) Siemens (Other names) Richard John
8. Name of director (Chinese): 衛斯文
9. Chinese Character Code: 589824482429
12. Date of relevant event: 23/06/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held: Before relevant event	Code describing capacity in which shares were/are held: After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration code
Long position	121		205	10,000	HKD	0.49	0.49		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	119,170,200	22.79

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	119,180,200	22.79

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period: Begins	Exercise period: Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	19,180,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 24/06/2010 (dd/mm/yyyy)

26. Number of attachments:

Back

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


e-K港NG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 524)

POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON 20 MAY 2010

The Board is pleased to announce that all resolutions set out in the notice of the AGM dated 14 April 2010 were duly passed by the Shareholders by way of poll at the AGM.

Reference is made to the circular (the "Circular") of e-Kong Group Limited (the "Company") dated 14 April 2010. Unless the context otherwise requires, capitalised terms used herein shall have the same meanings as defined in the Circular.

The Company's branch share registrar in Hong Kong, Tricor Secretaries Limited, was appointed as the scrutineer at the AGM for the purpose of vote-taking. The poll results are as follows:

	Resolutions	Number of votes cast and approximate percentage of total number of votes cast		Total number of votes cast
		FOR	**AGAINST**	
Ordinary Resolutions				
1.	To receive and consider the audited financial statements for the year ended 31 December 2009 and the reports of directors and of the auditor thereon.	190,969,575 (100%)	0 (0%)	190,969,575
2.	(A) To re-elect Mr. Shane Frederick Weir as independent non-executive director.	190,969,575 (100%)	0 (0%)	190,969,575

	Resolutions	Number of votes cast and approximate percentage of total number of votes cast		Total number of votes cast
		FOR	AGAINST	
	(B) To re-elect Mr. John William Crawford J.P. as independent non-executive director.	190,969,575 (100%)	0 (0%)	190,969,575
	(C) To re-elect Mr. Ye Fengping as non-executive director.	190,969,575 (100%)	0 (0%)	190,969,575
	(D) To authorise the board of directors to fix the remuneration of the re-elected directors.	190,969,575 (100%)	0 (0%)	190,969,575
3.	To appoint auditor and to authorise the board of directors to fix the remuneration of the auditor.	190,969,575 (100%)	0 (0%)	190,969,575
4.	(A) To grant to the board of directors a general mandate to issue shares*.	190,349,575 (99.68%)	620,000 (0.32%)	190,969,575
	(B) To grant to the board of directors a general mandate to repurchase shares*.	190,969,575 (100%)	0 (100%)	190,969,575
	(C) To add any shares repurchased under the authority given pursuant to resolution 4(B) into the general mandate to issue shares given pursuant to resolution 4(A)*.	190,349,575 (99.68%)	620,000 (0.32%)	190,969,575
As more than 50% of the votes were cast in favour of each of the above resolutions, all the said resolutions were duly passed as ordinary resolutions.				
Special Resolution				
5.	To amend the Bye-laws of the Company*.	190,969,575 (100%)	0 (100%)	190,969,575
As more than 75% of the votes were cast in favour of the above resolution, that resolution was duly passed as a special resolution.				

* *The full text of the resolutions was set out in the notice of the AGM dated 14 April 2010.*

As at the date of the AGM, the total number of issued share capital of the Company was 522,894,200 Shares, the holders of which were entitled to attend and vote for or against the resolutions at the AGM.

No Shareholders were required to abstain from voting on the resolutions at the AGM. No Shareholders have indicated in the Circular that he/she intended to vote against the resolutions at the AGM or to abstain from voting.

By Order of the Board
Lau Wai Ming Raymond
Company Secretary

Hong Kong, 20 May 2010

As at the date of this announcement, the Board of the Company comprises Executive Directors, Richard John Siemens and Lim Shyang Guey; Non-executive Directors, William Bruce Hicks and Ye Fengping and Independent Non-executive Directors, Shane Frederick Weir, John William Crawford J.P. and Gerald Clive Dobby.